UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LDR HOLDING CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

50185U105

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JUNE 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50185U105	SCHEDULE 13D	Page 2 of 10

1.	NAME OF REPORTING PERSON: Magnetar Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,904,584
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,904,584
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,904,584
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14.	TYPE OF REPORTING PERSON IA; OO

CUSIP No. 50185U105	SCHEDULE 13D	Page 3 of 10

1.	NAME OF REPORTING PERSON: Magnetar Capital Partners LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,904,584
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,904,584
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,904,584
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 50185U105	SCHEDULE 13D	Page 4 of 10

1.	NAME OF REPORTING PERSON: Supernova Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,904,584
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,904,584
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,904,584
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14.	TYPE OF REPORTING PERSON HC; OO

CUSIP No. 50185U105	SCHEDULE 13D	Page 5 of 10

1.	NAME OF REPORTING PERSON: Alec N. Litowitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,904,584
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,904,584
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,904,584
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14.	TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Shares”), of LDR Holding Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 13785 Research Boulevard, Suite 200 Austin, Texas 78750.

ITEM 2.	IDENTITY AND BACKGROUND

(a) The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), (ii) Magnetar Global Event Driven Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Event Driven Fund”), (iii) Hipparchus Master Fund Ltd, a Cayman Islands exempted company (“Hipparchus Master Fund”), (iv) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (v) Spectrum Opportunities Master Fund Ltd, a Cayman Islands exempted company (“Spectrum Master Fund” and together with Magnetar Capital Master Fund, Magnetar Event Driven Fund, Hipparchus Master Fund and PRA Master Fund, collectively, the “Funds”) and (vi) three managed accounts for clients of Magnetar Financial (the “Managed Accounts”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of private investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds and each of the Managed Accounts. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds and each of the Managed Accounts. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b) The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c) Each of the Funds is a private investment fund; each of the Managed Accounts is an account managed for a client of Magnetar Financial; Magnetar Financial is a privately-held SEC registered investment adviser and manager of private investment funds and managed accounts, including each of the Funds and each of the Managed Accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate amount of funds used by the Reporting Persons in purchasing the Shares reported herein on behalf of the Funds and the Managed Accounts have come directly from the assets of the Funds and the Managed Accounts controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business and proceeds from short sales of Shares. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares reported herein on behalf of the Funds and the Managed Accounts was $70,258,487.20.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares reported herein on behalf of the Funds and the Managed Accounts after the public announcement of the Merger Agreement (as defined below) for purposes of tendering such Shares to MergerSub (as defined below) in the Offer (as defined below) and receiving the Offer Price (as defined below) upon consummation of the Offer. The Reporting Persons currently intend to tender the Shares reported herein to MergerSub in the Offer to receive the Offer Price upon consummation of the Offer.

120 of the Shares reported on Schedule A attached hereto were acquired by the Reporting Persons to cover existing short positions that were established on behalf of Magnetar Tactical Trading Master Fund Ltd, a Cayman Islands exempted company (“Magnetar Tactical Trading Master Fund”), which is a private investment fund of which Magnetar Financial serves as investment adviser.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Company reported in the Merger Agreement that 29,292,877 Shares were issued and outstanding as of the close of business on June 3, 2016.

(a) Each of the Reporting Persons may have been deemed to have beneficial ownership of 1,904,584 Shares, which consists of (i) 1,304,584 Shares held by PRA Master Fund, (ii) 151,622 Shares held for the benefit of Magnetar Capital Master Fund, (iii) 121,020 Shares held for the benefit of Magnetar Event Driven Fund, (iv) 70,440 held for the benefit of Hipparchus Master Fund, (v) 99,000 Shares held for the benefit of Spectrum Master Fund and (vi) 157,918 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 6.5% of the Shares.

(b) Each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 1,904,584 Shares, which consists of (i) 1,304,584 Shares held by PRA Master Fund, (ii) 151,622 Shares held for the benefit of Magnetar Capital Master Fund, (iii) 121,020 Shares held for the benefit of Magnetar Event Driven Fund, (iv) 70,440 held for the benefit of Hipparchus Master Fund, (v) 99,000 Shares held for the benefit of Spectrum Master Fund and (vi) 157,918 Shares held for the benefit of the Managed Accounts, and all such Shares represented beneficial ownership of approximately 6.5% of the Shares.

(c) Except as set forth on Schedule A attached hereto, the Reporting Persons had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds and each of the Managed Accounts. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NASDAQ Global Select Market and various other trading markets.

As disclosed by the Company in the Form 8-K filed with the SEC on June 7, 2016:

On June 6, 2016, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Zimmer Biomet Holdings, Inc., a Delaware corporation (“Zimmer Biomet”), and LH Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Zimmer Biomet (“Merger Sub”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Zimmer Biomet has agreed to cause Merger Sub to commence a tender offer (the “Offer”) to acquire all of the outstanding Shares, at a purchase price of $37.00 per Share (the “Offer Price”), net to the seller in cash, without interest, subject to any required deduction or withholding of taxes.

(d) Except for clients of Magnetar Financial who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported herein, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

The 120 Shares described herein that were sold short by the Reporting Persons on behalf of Magnetar Tactical Trading Master Fund were obtained from prime brokers pursuant to customary securities lending agreements.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of June 20, 2016, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2016

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Date	Number of Shares	Price Per Share($)(*)(**)
	Bought (Sold)
4/26/2016	2	$27.40(1)
5/3/2016	54	$25.5935(2)
5/4/2016	32	$24.825(3)
5/5/2016	7	$26.37571(4)
5/5/2016	2	$27.11
5/16/2016	2	$22.665(5)
6/6/2016	5	$22.662(6)
6/7/2016	1,386,382	$36.87534(7)
6/8/2016	359,880	$36.92145(8)
6/9/2016	9,644	$36.92917(9)
6/9/2016	(6)	$36.98833(10)
6/10/2016	81,246	$36.92108(11)
6/13/2016	67,454	$36.90556(12)

(1)	Reflects a weighted average purchase price of $27.40 per share, at prices ranging from $27.27 to $27.53 per share.
(2)	Reflects a weighted average purchase price of $25.5935 per share, at prices ranging from $25.30 to $25.89 per share.
(3)	Reflects a weighted average purchase price of $24.825 per share, at prices ranging from $24.69 to $25.02 per share.
(4)	Reflects a weighted average purchase price of $26.5389 per share, at prices ranging from $26.08 to $27.04 per share.
(5)	Reflects a weighted average purchase price of $22.665 per share, at prices ranging from $26.66 to $26.67 per share.
(6)	Reflects a weighted average purchase price of $22.662 per share, at prices ranging from $22.65 to $22.68 per share.
(7)	Reflects a weighted average purchase price of $36.87534 per share, at prices ranging from $36.73 to $37.07 per share.
(8)	Reflects a weighted average purchase price of $36.92145 per share, at prices ranging from $36.905 to $37.08 per share.
(9)	Reflects a weighted average purchase price of $36.92917 per share, at prices ranging from $36.925 to $36.93 per share.
(10)	Reflects a weighted average sale price of $36.98833 per share, at prices ranging from $36.96 to $37.03 per share.
(11)	Reflects a weighted average purchase price of $36.92108 per share, at prices ranging from $36.89 to $36.93 per share.
(12)	Reflects a weighted average purchase price of $36.90556 per share, at prices ranging from $36.85 to $36.93 per share.
(*)	Excludes commissions and other execution-related costs.
(**)	Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of June 20, 2016 among the Reporting Persons.